Filed by CenturyLink, Inc.
pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-6(b) of the Securities Act of 1934

Subject Company: Qwest Communications International Inc.
Registration Statement #333-167339

Date: August 10, 2010
Subject: CenturyLink-Qwest Update #5

In this edition:
Integration Program Managers named
An overview of integration planning
Tier 2 selection process moves ahead
Approval process advances
Both companies report earnings
DIRECTV is CenturyLink’s new video partner

Plans to integrate people, systems and processes for the day CenturyLink and Qwest become one company are now under way. This Update begins with a focus on the progress being made in integration planning.

Integration Program Managers Named

Integration Leads for each Tier 1 leader (Glen Post’s direct reports), were announced in CenturyLink-Qwest Update #4. Program Managers, who will help drive development and execution of each organization’s plans, have now been named. To ensure both companies are well represented in the integration planning process, Integration Leads were paired with Program Managers from the other company. They are listed in the chart below, along with other newly named integration leaders.

Tier 1 Leader - Functional Integration Team	Integration Lead	Program Manager
Chris Ancell - Business Markets Group	Mike Lipic, Qwest	Shelly Miller, CenturyLink
Bill Cheek - Wholesale Operations	Diane Roth, CenturyLink	Cliff Dinwiddie, Qwest
Stephanie Comfort - Corporate Strategy & Development	Dan Ashley, Qwest	Raziya Harriat, CenturyLink
Steven Davis - Public Policy & Government Relations	John Jones, CenturyLink	Brad Vonderheide, Qwest
Stewart Ewing - Finance	David Cole, CenturyLink	Chris Lewis, Qwest
Stacey Goff – Legal and Administration	Laurie Korneffel, Qwest	Mike Foster, CenturyLink
Dennis Huber - Network Services	Brian Stading, Qwest	Joye Anderson, CenturyLink
Don McCunniff - Human Resources	Marina Pearson, CenturyLink	Kara Heckler, Qwest
Karen Puckett - Operations	Al Roberts, Qwest	Rhonda Albritton, CenturyLink

Girish Varma - IT	Byron Clymer, CenturyLink	Craig Terry, Qwest
Additional Leaders/Consultants
Overall Integration Leaders Maxine Moreau, CenturyLink Matt Rotter, Qwest	Program Management Leaders Beverly Posey, CenturyLink Dana Aesquivel, Qwest	Legal Approval Process Stacey Goff, CenturyLink
Communications/Brand Tony Davis, CenturyLink	Enterprise Business Tom McEvoy, CenturyLink	Organization Design Bain & Company
Compensation Hewitt Associates	Overall Integration Coordination PricewaterhouseCoopers	Synergies Bryan Taylor, CenturyLink

Integration Planning – The Big Picture

Integration planning is structured at three levels:

1.	The Integration Management Office (IMO) has responsibility for development and execution of overarching CenturyLink/Qwest merger integration plans. Led by Maxine Moreau and Matt Rotter, and managed by lead Program Managers Beverly Posey and Dana Aesquivel, the IMO will:
■Establish guiding principles and strategies for companywide integration planning;
■Identify and commit resources to integration planning efforts;
■Resolve and escalate critical issues as needed;
■And track and communicate progress to business leadership.
2.

Each Tier 1 leader heads a Functional Integration Team focused on the organization for which he or she has responsibility. The integration activities of each functional team are organized by an Integration Lead, with assistance from an Integration Program Manager (see the matrix above.) Each Functional Integration Team will establish:
■Team charters that summarize guiding principles, goals and objectives, major deliverables, milestones, dependencies, key assumptions, key issues, communications requirements and synergy initiatives for their organization.
■Detailed work plans that assign task owners, deliverables and due dates for integration work. The work plans also will help identify resource constraints, issues and dependencies.

Functional Integration Teams also are supported by designated HR and Finance leads, as well as Sub-Teams (which are explained below).
3.	Each Tier 1 leader also will establish Functional Sub-Teams as organizational structures are designed. Sub- Team leads will manage integration planning for specific functions within each Tier 1 leader’s area of responsibility. Sub-Team leaders will be determined by the Tier 1 leader.

The Integration Teams will make specific requests of employees for assistance as needed. Over time, planning efforts will extend more deeply into organizations, and a larger percentage of employees will be asked to contribute, based on the depth of their knowledge and expertise in a specific area. At this time, the top priority for both companies is to deliver positive business results, so maintaining a strong focus on the current business and customers is imperative.

Tier 2 Selection Process Moves Ahead

Tier 1 leaders have determined the Tier 2 positions for their organizations and have defined the functional areas and responsibilities for each of those positions. They are now starting the process of determining who will fill the Tier 2 boxes on their organization charts. Tier 2 selections are targeted for announcement after shareholder approval of the merger, expected to take place on August 24, and by the end of the third quarter of this year. For more information about the selection process see CenturyLink-Qwest Update #4.

Approval Process Update

■States - The CenturyLink-Qwest merger has been approved by six of 22 public service commissions (21 states and the District of Columbia) where approvals are required. Look for the Approval Report Card on the Regulatory Tab of www.centurylinkqwestmerger.com for the status of all required approvals.

■FCC - On May 28, the FCC issued a public notice asking interested parties to file comments by July 12 on the proposed transfer of control of Qwest to CenturyLink. CLECs, wireless carriers, cable companies and others filed comments requesting the FCC place certain conditions on the approval of the transfer of control. On July 27, CenturyLink and Qwest filed responses to those comments. The FCC now will consider approval of the transfer and what conditions, if any, it will place on the company. The FCC’s goal is to issue a final order within 180 days of the public notice, although it is not bound by that timeframe.

■Shareholders - The final joint proxy statement-prospectus has been mailed to shareholders of both companies in advance of special shareholder meetings on August 24 where shareholders will vote on the merger.

CenturyLink and Qwest Report Earnings Results

On August 4, both companies reported their second quarter earnings. See CenturyLink’s press release for a summary of its earnings report and Qwest’s press release for a summary of its report.

DIRECTV Is CenturyLink’s New Video Partner

As of August 1, CenturyLink | DIRECTV is being offered to CenturyLink residential customers in locations where CenturyLink PRISM, the company’s IPTV offering, is not available. Prior to August 1, CenturyLink sold DISH Network to residential customers. CenturyLink already was offering DIRECTV to business customers.

Among the many reasons DIRECTV was chosen as CenturyLink’s new video partner were a record of excellent customer service and superior product capabilities such as NFL Sunday Ticket and “Whole house” DVR. DIRECTV also is Qwest’s video partner, but CenturyLink’s partnership decision was made independently, and the pending Qwest transaction was not a factor in the decision.

CenturyLink‘s DISH Network customers will continue to receive billing and bundle discounts from CenturyLink as long as they continue with DISH service.